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                                                               Page 1 of 8 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                           Republic Bancshares, Inc.
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                                (Name of Issuer)


                         Common Stock, $2.00 par value
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                         (Title of Class of Securities)


                                  759929102000
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                                 (CUSIP Number)


                             Dennis N. Newman, Esq.
                         Sonnenschein Nath & Rosenthal
                                8000 Sears Tower
                            Chicago, Illinois 60606
                                 (312) 876-8000
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 11, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 759929102000                                         Page 2 of 8 pages
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    George P. Bauer
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    PF
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
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                7   SOLE VOTING POWER
  NUMBER OF
                    294,873
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    326,924
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     326,924
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.9%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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CUSIP No. 759929102000                                         Page 3 of 8 pages
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Harrison I. Steans
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    268,985
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    345,480
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     345,480
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.0%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

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CUSIP No. 759929102000                                         Page 4 of 8 Pages


         This Amendment No. 6 to Schedule 13D amends and restates in full as set forth below Items 3, 5 and 6 of the Schedule 13D as originally filed on October 1, 1999 (the "Original Schedule 13D") and as amended by Amendment No. 1 thereto (filed on December 15, 1999), Amendment No. 2 thereto (filed on January 20,
2000), Amendment No. 3 thereto (filed on November 22, 2000), Amendment No. 4 thereto (filed on January 9, 2001), and Amendment No. 5 thereto (filed on May 28, 2002). Terms not defined in this Amendment No. 6 shall have the respective meanings given to such terms in the Original Schedule 13D.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Information regarding the amount of funds used by each Filing Person to acquire the shares of Common Stock beneficially owned by such filing person is provided in the first table in Item 5 of this Schedule and is incorporated by reference in this Item 3. Unless otherwise indicated in such table, the source of each such amount was personal funds of the Filing Person.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

         The following table sets forth for each of the Filing Persons (i) the number of shares of Common Stock beneficially owned by such Filing Person as of the close of business on May 17, 2002, (ii) the percentage of the outstanding Common Stock that such number represents, and (iii) the aggregate amount of funds used by such Filing Person to acquire the shares of Common Stock beneficially owned by such Filing Person. All such amounts represented personal funds of the respective Filing Persons. The amount of funds shown for Messrs. George P. Bauer and Harrison I. Steans reflect correction in Amendment No. 4, respectively, of (i) an inadvertent understatement of approximately $170,000 in the amount of funds for Mr. Bauer shown in Item 5 of Amendment No. 1 (which was perpetuated in Amendments 2 and 3), and (ii) an inadvertent overstatement of approximately $735,000 in the amount of funds shown for Mr. Steans in Item 5 of Amendment No. 2 (which was perpetuated in Amendment No. 3).


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CUSIP No. 759929102000                                         Page 5 of 8 Pages



                                                               Percent of              Amount
            Filing Person                   Shares           Outstanding(1)           of Funds
            -------------                   ------           --------------           --------
       George P. Bauer                    326,924 (2)            2.9%                $4,312,500
       Thomas B. Hunter, III                    0                 *                  $     0.00
       Adeline S. Morrison                      0                 *                  $     0.00
       Harold H. Morrison                       0                 *                  $     0.00
       Helen H. Morrison                        0                 *                  $     0.00
       Lois L. Morrison                         0                 *                  $     0.00
       Margot M. Brinley                        0                 *                  $     0.00
       Amy M. Heinrich                          0                 *                  $     0.00
       Harrison I. Steans                 345,480 (2)            3.0%                $4,393,227
       Heather A. Steans                        0                 *                  $     0.00
       Jennifer W. Steans                       0                 *                  $     0.00
       Robin M. Steans                          0                 *                  $     0.00
       Duncan M. Toll                           0                 *                  $     0.00
         ------------------

         *     0.0%.

         (1) The ownership percentages in this Schedule 13D are based upon (i) the 11,344,609 shares of Common Stock that the Issuer reported as outstanding as of March 31, 2002 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on May 3, 2002, and (ii) in the case of Mr. Bauer, include the 32,051 shares of Common Stock issuable upon conversion of $500,000 aggregate principal amount of the Issuer's 7% Convertible Subordinated Debentures due 2011 held by Mr. Bauer, and (iii) in the case of Mr. Steans, include the 44,444 shares of Common Stock issuable upon conversion of the $800,000 aggregate principal amount of the Issuer's Convertible Subordinated Debentures Due 2014, and the 32,051 shares of Common Stock issuable upon conversion of $500,000 aggregate principal amount of the Issuer's 7% Convertible Subordinated Debentures due 2011 held by Mr. Steans. (As required by the rules of the SEC, the shares issuable on conversion of Debentures ("Conversion Shares") are considered outstanding for purposes of computing the ownership percentage of Mr. Bauer and Mr. Steans.)

         (2) The shares beneficially owned by Mr. Bauer include 294,873 shares of Common Stock and 32,051 Conversion Shares.

         (3) The shares beneficially owned by Mr. Steans include 268,985 shares of Common Stock and 76,495 Conversion Shares.

         The filing of this Schedule 13D shall not be construed as an admission that any Filing Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), or for any other purpose, the beneficial owner of any securities other than the securities stated herein to be beneficially owned by such Filing Person. If, however, the Filing Persons are considered to constitute a "group" for




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CUSIP No. 759929102000                                         Page 6 of 8 Pages


purposes of Section 13(d)(3) of the Exchange Act, each Filing Person would be considered to be the beneficial owner of an aggregate of 672,404 shares of Common Stock (including the 108,546 Conversion Shares), or approximately 5.9% of the Common Stock outstanding as of March 31, 2002.

         The following table sets forth the transactions effected by or on behalf of (see Item 6 below) the Filing Persons in the Common Stock during the past 60 days. All such transactions were made on the open market by or on behalf of the Filing Person. Prices include commissions, if any.

                                                                          Price Per Share
       Filing Person             Trade Date         Shares Sold           With Commission
       -------------             ----------         -----------           ---------------
Mr. Steans                        5/21/02             75,000                  $ 20.00
                                  5/23/02              5,000                  $ 20.25
                                  5/24/02             18,500                  $ 20.15
                                  5/24/02              1,500                  $ 20.15
                                  5/24/02             50,000                  $ 20.00
                                  5/24/02             25,000                  $ 20.00
                                  5/24/02             80,700                  $ 20.00
                                  6/10/02             25,000                  $ 20.00
                                  6/11/02             70,000                  $ 20.00
                                  6/17/02             10,000                  $ 20.15
                                  6/17/02              1,100                  $ 20.12
                                  6/17/02              6,400                  $ 20.10

Mr. Bauer                         5/17/02              1,000                  $ 20.40
                                  5/21/02             75,000                  $ 20.00
                                  5/23/02                765                  $ 20.20
                                  5/24/02              2,464                  $ 20.20
                                  5/24/02              2,736                  $ 20.15
                                  5/24/02              2,300                  $ 20.11
                                  5/24/02              5,000                  $ 20.07
                                  5/24/02             50,000                  $ 20.00
                                  5/24/02             25,000                  $ 20.00
                                  5/24/02             80,700                  $ 20.00
                                  6/10/02             25,000                  $ 20.00
                                  6/11/02             70,000                  $ 20.00
                                  6/13/02              2,200                  $ 19.90
                                  6/17/02                590                  $ 20.20


         Each Filing Person has sole voting and dispositive power with respect to the shares of Common Stock owned by him and the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

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CUSIP No. 759929102000                                         Page 7 of 8 Pages


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         All of the shares of Common Stock purchased or sold by the Filing Persons other than Mr. Steans and Mr. Bauer have been purchased or sold for such persons by Mr. Steans or Mr. Bauer. The 156,935 shares of Common Stock acquired by Mr. Steans on December 29 and 30, 1999 were purchased for his account by Mr. Steans. The shares reported as purchased by Mr. Bauer in October and November, 2000 in Item 5 of Amendment No. 3 and reported as purchased by Mr. Bauer in November and December, 2000 and January, 2001 in Item 5 of Amendment No. 4 to
Schedule 13D were purchased by him for his account. The shares reported as purchased by Mr. Steans in October and November, 2000 in Item 5 of Amendment No. 3 and reported as purchased by Mr. Steans in November and December, 2000 and January, 2001 in Item 5 of Amendment No. 4 to Schedule 13D were purchased by Mr. Bauer for Mr. Steans' account. The Convertible Subordinated Debentures acquired by Mr. Steans and Mr. Bauer in May, 2001 were purchased by each of them for his own account. The shares reported as sold by Mr. Steans and Mr. Bauer in May and June, 2002 in Item 5 of this Amendment No. 6 to Schedule 13D were sold by each of them for his own account. In addition, the Filing Persons consult with each other from time to time and exchange information concerning the Issuer, their respective investments in Common Stock and their discussions with management, directors and other security holders of the Issuer. Accordingly, the Filing Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

         Other than as described under this Item 6 and the Filing Persons' agreement to file jointly this Schedule 13D, the Filing Persons have no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.



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CUSIP No. 759929102000                                         Page 8 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



GEORGE P. BAUER
For himself and as attorney-in-fact for Duncan M. Toll




By:      GEORGE P. BAUER
         ---------------
Name:    George P. Bauer
Date:    June 19, 2002



HARRISON I. STEANS
For himself and as attorney-in-fact for the following persons:

Thomas B. Hunter, III
Adeline S. Morrison
Harold H. Morrison
Helen H. Morrison
Lois L. Morrison
Margot M. Brinley
Amy M. Heinrich
Heather A. Steans
Jennifer W. Steans
Robin M. Steans




By:      HARRISON I. STEANS
         ------------------
Name:    Harrison I. Steans
Date:   June 19, 2002